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                             December 20, 2022

       Michael Cribari
       Chief Executive Officer
       High Roller Technologies, Inc.
       400 South 4th Street, Suite 500-#390
       Las Vegas, Nevada 89101

                                                        Re: High Roller
Technologies, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
23, 2022
                                                            CIK No. 0001947210

       Dear Michael Cribari:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed November 23, 2022

       Our Business Model, page 2

   1. Please revise to expand your discussion about your association with Spike Up Media.
                                                        Please explain why you
believe that your association with Spike Up Media provides cost-
                                                        effective lead
generation which results in gross operating margins for Highroller.com that are higher than those
[you] experienced with CasinoRoom.com.
 Michael Cribari
FirstName
High RollerLastNameMichael
            Technologies, Inc.Cribari
Comapany20,
December   NameHigh
              2022 Roller Technologies, Inc.
December
Page 2    20, 2022 Page 2
FirstName LastName
Our Competitive Strengths, page 2

2. Please revise to list the remote licensed markets (Offshore) where you may legally operate using international licenses, as well as the locally licensed markets (Onshore) where you operate. In addition, where you state that licenses provide you with "broad European player access" please indicate the particular countries in Europe where you operate.
Prospectus Summary
Market Trends, page 2

3.       We note statements such as the following:

                We provide one of the largest selections of games from the leading providers...
                We have an industry-leading community platform...

         Please revise to disclose the basis for these statements. For example, please indicate the basis on which you determined that you have an "industry-leading" platform, and please disclose how your selections of games compares to the "leading providers," and indicate how you are defining "leading providers."
Corporate Information, page 5

4. Please revise to better explain the current corporate structure. Consider including a chart to depict the corporate structure and illustrate any material relationships, with a more detailed discussion in your Business section.
Risks Related to our Third-Party Vendor Relationships, page 31

5. Please identify any material third-party relationships where termination of the agreement could have an adverse effect on the company. In addition, if you are substantially dependent upon these relationships to conduct your business, please file contracts you have with such third party provider(s) as an exhibit. Refer to Item 601(b)(10) of
         Regulation S-K.
Management   s Discussion And Analysis Of Financial Condition And Results Of
Operations
Going Concern, page 45

6. Please revise your Prospectus Summary and Risk Factors section to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern.
Liquidity and Capital Resources, page 47

7. Please revise to disclose here as you do in the Use of Proceeds section that you believe your existing cash and revenue together with the net proceeds from this offering will be sufficient to fund your operations and capital expenditure requirements for the next 18-24 months.
 Michael Cribari
High Roller Technologies, Inc.
December 20, 2022
Page 3
Principal Shareholders, page 49

8. Please revise to disclose the natural person or persons who have voting and dispositive control of the shares held by OEH Invest AB.
Business, page 52

9. Please revise to describe the "out-sourcing of resource demanding components" which you state yields a highly competitive cost model and differentiates your brand.
10. Please disclose all material information about the licenses you currently hold in Malta and
         Curacao, as well as information on the license held by the Estonian licensee, including the duration and expiration date of such licenses, and any material obligations under such licenses. Please file the license agreement with your Estonian licensee, which appears to be Happy Hour, as an exhibit to the registration statement, and disclose the material terms of the agreement.
11. You note that you are planning to enter the United States, Latin American and Asian markets in 2023 and 2024, once the respective states and countries regulate and legalize online casinos. Please expand upon these plans and why you anticipate that these markets will legalize online casinos in 2023 and 2024, and to the extent that online casinos are already legal, please explain when you plan to enter the market as it does not appear that it would be contingent on such legalization. Explain the risk to your business and your expansion plans if these markets do not legalize online casinos. Please also tell us why you include market statistics on page 56 for the African gambling market, as you do not appear to have plans to enter this market.
Strategic Positioning, page 57

12. Please explain how your in-house technology is "state of the art." Please revise to describe the Unique Selling Propositions which you state on page 58 make your business stand out from the competition and are within social, community and streaming based product features that lend well to viral, affiliate and social marketing. Management, page 61

13. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item
         401(e)(1) of Regulation S-K.
Executive
FirstNameCompensation,
            LastNameMichael pageCribari
                                  66
Comapany
14.         NameHigh
       Please           Roller
              file a copy  of theTechnologies,
                                  employment Inc.
                                                agreements referenced in this
section as exhibits to
       the registration
December   20, 2022 Pagestatement.
                           3         Refer to Item 601(b)(10)(iii)(A) of
Regulation S-K.
FirstName LastName
 Michael Cribari
FirstName
High RollerLastNameMichael
            Technologies, Inc.Cribari
Comapany20,
December   NameHigh
              2022 Roller Technologies, Inc.
December
Page 4    20, 2022 Page 4
FirstName LastName
Certain Relationships And Related Party Transactions, page 70

15. Please revise this section to disclose the related person(s) involved in the transactions discussed in this section. For example, please indicate the related person(s) who have interests or ownership in the entities (Spike Up Media, Ellmount Interactive AB, Happy
         Hour Solutions, WKND, etc.) such that the transactions are related party transactions that must be disclosed under Item 404(d) of Regulation S-K.
16. To the extent not already filed, please file any instruments governing the transactions discussed in this section or tell us why you do not believe you are required to do so. See
         Item 601(b)(4) of Regulation S-K.
General

17. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Scott Stringer at 202-551-3272 or Angela Lumley at
202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Aaron A. Grunfeld, Esq.